September 1, 2021

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE:

M3Sixty Funds Trust (the “Trust”) (File Nos. 333-206491 and 811-23089)

Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully request that, effective as of the date first set forth above or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A filed with the Commission on August 30, 2021 (Accession No. 0001387131-21-009099) (the “Amendment”). The Amendment relates to IDX Risk-Managed Ethereum Fund, a new series of the Trust. The Trust is withdrawing the Amendment at the request of the Commission.

The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

If you have any questions concerning the foregoing, please contact Bo J. Howell at (513) 629-9482 or bjhowell@strausstroy.com.

Very truly yours,

/s/ Bo James Howell
Bo James Howell
On behalf of Strauss Troy Co., LPA